Simpson Thacher & Bartlett
ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD, CENTRAL HONG KONG
TELEPHONE: +852-2514-7600 FACSIMILE: +852-2869-7694
Direct Dial Number +852-2514-7660	E-mail Address dfertig@stblaw.com
CONFIDENTIAL TREATMENT REQUESTED BY GDS HOLDINGS LIMITED Page A-0001

August 3, 2023

CONFIDENTIAL AND VIA EDGAR
Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attention:	Mr. Dan Morris

Ms. Jennifer Thompson

Ms. Kathleen Collins

Ms. Megan Akst

Re:	GDS Holdings Limited Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 4, 2023 File No. 001-37925

Ladies and Gentlemen:

On behalf of our client, GDS Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 27, 2023 (the “June 27 Comment Letter”) relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 4, 2023 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the June 27 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in its future annual reports on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

Pursuant to 17. C.F.R. § 200.83 (“Rule 83”), we are requesting confidential treatment for portions of our response below, as indicated by “[***]”, reflecting information that we have provided supplementally to the Commission.

michael j.c.M ceulen       marjory j. ding       daniel fertig     adam C. furber     YI GAO     MAKIKO HARUNARI     Ian C. Ho        JONATHAN HWANG       anthony d. king        jin hYUK park       Erik p. wang       christopher k.s. wong

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

New York          Beijing          Brussels          Houston          LONDON          Los Angeles           Palo Alto          SÃO PAULO          TOKYO           Washington, D.C.

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-2-	August 3, 2023

CONFIDENTIAL TREATMENT REQUESTED BY GDS HOLDINGS LIMITED

Page A-0002

Form 20-F for the Fiscal Year Ended December 31, 2022

Conventions That Apply to This Annual Report on Form 20-F, page 1

1.	Please revise here in future filings to define the terms "contracting customer" and "end user customer" (or "customer") as indicated in your response to prior comment 7.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F the Company will add definitions of “end user customers” and “contracting customers”. The Company respectfully advises the Staff that, references in the Company’s future annual reports on Form 20-F to:

•	“end user customers” or “customers” are to the end users of the Company’s services.

•	“contracting customers” are to parties with which the Company enters into sales agreements, including (i) the Company’s end user customers that directly enter into sales agreements with the Company; and (ii) intermediate contracting parties that, at the request of the Company’s end user customers, enter into sales agreements with the Company, in which case the Company may provide services to the end user customers through such agreements.

Item 3.D Risk Factors

Our net revenue is highly dependent on a limited number of customers..., page 28

2.	We note your response to prior comment 7. Please tell us how you considered whether the loss of any significant contracting customers may impact your financial condition and results of operations. Explain why you have not addressed the concentration of revenue from such customers in your risk factors or revise as necessary.

The Company respectfully advises the Staff that the Company is selected as a vendor by its end user customers, rather than by its intermediate contracting parties such as major PRC telecommunication carriers. As such, an end user customer of the Company may continue to receive services from the Company even if it ceases to enter into sales agreement with the Company through one of its current intermediate contracting parties, since it may enter into sales agreement with the Company through another intermediate contracting party, or may directly enter into sales agreements with the Company. Consequently, as long as the demand for the Company’s services from its end user customers remains stable, the Company’s loss of its significant contracting customers that are intermediate contracting parties is not expected to materially and adversely impact the Company’s financial conditions and results of operations.

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-3-	August 3, 2023

CONFIDENTIAL TREATMENT REQUESTED BY GDS HOLDINGS LIMITED

Page A-0003

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection, page 223

3.	As noted in your response to prior comment 6, Item 16I(b) of Form 20-F states: “Also, any such identified foreign issuer that uses a variable-interest entity or any similar structure [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the below disclosures for itself and its consolidated foreign operating entity or entities.” Additionally, page 15 of our Release No. 34-93701, “Holding Foreign Companies Accountable Act Disclosure,” clarifies that a registrant should “look through a VIE or any structure [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant and provide the required disclosures about any consolidated operating company or companies in the relevant jurisdiction.” As previously requested, please provide us with the information required by Items 16I(b)(2) through (b)(5) for all of your consolidated foreign operating entities in your supplemental response.

In response to the Staff’s comment, the Company is providing the information required by Items 16I(b)(2) through (b)(5) in the accompanying Annex A, covering all of its consolidated foreign operating entities. In the Company’s future annual reports on Form 20-F, as appropriate, the Company will use the language provided herewith in Annex A.

Item 18. Financial Statements
Notes to Consolidated Financial Statements
Note 25. Major Customers and Suppliers, page F-59

4.	You refer to two customers on page 28 that generated 25.1% and 19.9% of total net revenue, respectively, during the year ended December 31, 2022. Please tell us how such customers are reflected in Note 25. In this regard, provide us with a breakdown of revenue from the two significant end-user customers and clarify how it is reflected within each contracting customer listed in Note 25. Also, in your response, provide us with the names of the two end-user customers referenced in your risk factor discussion and the names of the four contracting customers disclosed here. Lastly, please revise to include a separate quantified discussion regarding the revenues generated from the two significant end-user customers. We refer you to ASC 275-10-50-18.

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-4-	August 3, 2023

CONFIDENTIAL TREATMENT REQUESTED BY GDS HOLDINGS LIMITED

Page A-0004

The Company respectfully advises the Staff that, for the year ended December 31, 2022, two end user customers, End User Customer One and End User Customer Two, generated 25.1% and 19.9% of total net revenue, respectively. For both of these two end user customers, the Company generated certain portion of net revenue attributable to them through sales agreements entered into with such end user customers directly, while the Company generated the remaining parts of net revenue attributable to them through sales agreements entered into with intermediate contracting parties.

The following table illustrates how net revenues from End User Customer One and End User Customer Two are reflected within the net revenues attributable to the contracting customer listed in Note 25, for the year ended December 31, 2022:

	Through intermediate contracting parties
End user customer	Contracting Customer A	Contracting Customer B	Contracting Customer D	Direct contracting	Total
End User Customer One	2.7%	5.3%	5.0%	12.1%	25.1%
End User Customer Two	9.0%	4.8%	2.7%	3.4%	19.9%

As the net revenue attributable to End User Customer One through the sales agreements it entered into with the Company directly exceeded 10% of the Company’s net revenue in the year ended December 31, 2022, End User Customer One was also listed as one of the major Contracting Customers of the Company (Contracting Customer C).

The table below sets forth names of the Company’s contracting customers and end user customers which generated more than 10% of the Company’s total net revenue in the year ended December 31, 2020, 2021 or 2022:

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-5-	August 3, 2023

CONFIDENTIAL TREATMENT REQUESTED BY GDS HOLDINGS LIMITED

Page A-0005

Contracting Customer	End User Customer	Customer Name
Contracting Customer A	(not applicable)	[***][1]
Contracting Customer B	(not applicable)	[***][1]
Contracting Customer C	End User Customer One	[***][1]
Contracting Customer D	(not applicable)	[***][1]
(not applicable)	End User Customer Two	[***][1]

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F the Company will provide breakdown of net revenue from both major end user customers and major contracting customers which generated more than 10% of the Company’s total net revenue for all periods being reported. A sample of the proposed revised disclosure in Note 25 to Consolidated Financial Statements for the periods ended December 31, 2020, 2021 and 2022 is set forth in Annex A.

*          *          *

1 The Company has requested confidential treatment for the redacted portion under Rule 83, as indicated by “[***]”, and has delivered a complete unredacted copy of the letter to the Commission.

Simpson Thacher & Bartlett
Division of Corporation Finance U.S. Securities and Exchange Commission	-6-	August 3, 2023

CONFIDENTIAL TREATMENT REQUESTED BY GDS HOLDINGS LIMITED

Page A-0006

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7660 (work), +852-6640-3886 (mobile) or dfertig@stblaw.com (email).

Very truly yours,

/s/ Daniel Fertig

Daniel Fertig

Enclosure:       Annex A

cc:	William Wei Huang, Chairman and Chief Executive Officer

Daniel Newman, Chief Financial Officer

Jamie Gee Choo Khoo, Chief Operating Officer

Andy Wenfeng Li, General Counsel and Company Secretary

GDS Holdings Limited

Kevin Huang

Vivien Yang

KPMG Huazhen LLP

CONFIDENTIAL TREATMENT REQUESTED BY GDS HOLDINGS LIMITED

Page A-0007

Annex A

Comment 3

Our company is incorporated in the Cayman Islands. The VIEs and other operating entities being consolidated in our financial statements, or the consolidated foreign operating entities, are incorporated or otherwise organized in the PRC, the Cayman Islands, the British Virgin Islands, Hong Kong, Macau, Singapore, Malaysia or Indonesia.

To the best of our knowledge, no governmental entity in the PRC or the Cayman Islands owns any shares of our company or any of the consolidated foreign operating entities.

To the best of our knowledge, no governmental entity in the other applicable foreign jurisdictions with respect to the consolidated foreign operating entities (i.e. the British Virgin Islands, Hong Kong, Macau, Singapore, Malaysia or Indonesia) owns any shares of the consolidated foreign operating entity or entities that is / are incorporated or otherwise organized within its jurisdiction.

To the best of our knowledge, no governmental entity in the PRC (i.e. the applicable foreign jurisdiction with respect to our independent registered public accounting firm) has a controlling financial interest with respect to our company or any of the consolidated foreign operating entities.

No member of the board of directors of our company or any of the consolidated foreign operating entities is any official of the Chinese Communist Party.

Neither our memorandum nor our Articles of Association nor the articles of incorporation (or equivalent organizing document) of any of the consolidated foreign operating entities contains any charter of the Chinese Communist Party.

Comment 4

25	MAJOR CUSTOMERS AND SUPPLIERS

The Company defines “end user customers” or “customers” as the end users of the Company’s services. The Company defines “contracting customers” as parties with which the Company enters into sales agreements, including (i) the Company’s end user customers that directly enter into sales agreements with the Company; and (ii) intermediate contracting parties that, at the request of the Company’s end user customers, enter into sales agreements with the Company, in which case the Company may provide services to the end user customers through such agreements.

CONFIDENTIAL TREATMENT REQUESTED BY GDS HOLDINGS LIMITED

Page A-0008

During the years ended December 31, 2020, 2021 and 2022, the Company had the following contracting customers which generated over 10% of the Company’s total net revenues:

	Years ended December 31,
	2020	2021	2022
Contracting Customer A	1,347,165	1,736,295	1,895,877
Contracting Customer B	N/A	873,378	1,595,777
Contracting Customer C	674,621	785,528	1,130,799
Contracting Customer D	847,620	964,414	1,031,102

During the years ended December 31, 2020, 2021 and 2022, the Company had the following end user customers which generated over 10% of the Company’s total net revenues:

	Years ended December 31,
	2020	2021	2022
End User Customer One	1,511,977	1,850,523	2,341,346
End User Customer Two	1,173,696	1,735,536	1,857,369

During the years ended December 31, 2020, 2021 and 2022, the numbers of major suppliers of the Company were two, one and one, respectively, from whom the purchase amounts from each of them accounted for over 10% of the Company's operating expenditures. Severe impact can result from total or partial loss of the business relationship.